40-33

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

Paul Hastings

[redacted]

04021959

RECD S.E.C.
MAR 3 1 2004
1086

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
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Washington, D.C.

(212) 318-6531
brianhurley@paulhastings.com

March 30, 2004

37269.00006

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

Attention: Filing Desk

Re: Excelsior Tax-Exempt Funds, Inc. (the "Fund")
Registration No. 811-4101

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on January 7, 2004, in the District of Connecticut of the United States District Court, against The Charles Schwab Corporation ("Schwab"). Schwab wholly owns U.S. Trust Corporation, which in turn, wholly owns U.S. Trust Company, N.A. and United States Trust Company of New York, the investment advisers of the Fund.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/357850.1

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

JAMES DALTON, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. DAVID POTTRUCK, Defendant.	**CIVIL ACTION NO.** **CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED** **JANUARY 7, 2004**

Plaintiff, James Dalton ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendant, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of public documents, conference calls and announcements made by defendant, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding The Charles Schwab Corporation ("Charles Schwab" or the "Company"), securities analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of purchasers of the publicly traded securities of The Charles Schwab Corporation (NYSE: SCH) between January 1, 2001 and November 13, 2003, inclusive (the "Class Period"), seeking to pursue remedies under the Securities Exchange Act of 1934 (the "Exchange Act").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act, (15 U.S.C. §§ 78j(b) and 78t(a)), and Rule 10b-5 promulgated thereunder (17 C.F.R. §240.10b-5).

3. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act (15 U.S.C. §78aa) and 28 U.S.C. § 1331.

4. Venue is proper in this Judicial District pursuant to §27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b). Many of the acts and transactions alleged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this Judicial District. Additionally, the Company maintains offices in this Judicial District.

5. In connection with the acts, conduct and other wrongs alleged in this complaint, defendant, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff, James Dalton, bought shares of Charles Schwab during the Class Period and has suffered damages as a result of the wrongful acts of defendant as alleged herein.

7. The Charles Schwab Corporation, is one of the nation's largest financial services firms engaged, through its subsidiaries, in providing securities brokerage and related financial services for over 7 million active accounts. Charles Schwab maintains its principal place of business at 101 Montgomery Street, San Francisco, CA 94104. The Charles Schwab Corporation also maintains offices within this Judicial District.

8. U.S. Trust Corporation, N.A. is a wholly owned subsidiary of Charles Schwab. It is the investment advisor of the Excelsior Family of Funds. U.S. Trust Corporation, N.A. maintains its principal place of business at 225 High Ridge Road, Stamford, Connecticut 06905.

9. Defendant David Pottruck ("Pottruck") is and was, at all relevant times, the President, Chief Executive Officer of the Company and a member of the U.S. Trust Board.

10. During the Class Period, defendant Pottruck, as a senior executive officer of Charles Schwab, was privy to non-public information concerning its business, finances, products, markets and present and future business prospects via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to him in connection therewith. Because of his possession of such information, defendant Pottruck knew or recklessly disregarded the fact that adverse facts specified herein had not been disclosed to, and were being concealed from, the investing public.

11. Because of defendant Pottruck's position with the Company, he had access to the adverse undisclosed information about the Company's business, operations, operational trends, financial statements, markets and present and future business prospects via access to internal corporate documents (including the Company's operating plans, budgets and forecasts and reports of actual operations compared thereto), conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

12. As an officer and controlling person of a publicly-held company whose common stock was, and is, registered with the SEC pursuant to the Exchange Act, and was traded on the New York Stock Exchange ("NYSE"), and governed by the provisions of the federal securities laws, defendant Pottruck had a duty to disseminate prompt, accurate and truthful information with respect to the Company's financial condition and performance, growth, operations, financial statements, business, markets, management, earnings and present and future business prospects, and to correct any previously-issued statements that had become materially misleading or untrue, so that the market price of the Company's publicly-traded common stock would be based upon truthful and accurate information. Defendant Pottruck's misrepresentations and omissions during the Class Period violated these specific requirements and obligations.

13. Defendant Pottruck participated in the drafting, preparation, and/or approval of the various public and shareholder and investor reports and other communications complained of herein and was aware of, or recklessly disregarded, the misstatements contained therein and omissions therefrom, and was aware of their materially false and misleading nature. Because of his Board membership and/or executive and managerial positions with Schwab, defendant Pottruck had access

to the adverse undisclosed information about Charles Schwab's financial condition and performance as particularized herein and knew or recklessly disregarded that these adverse facts rendered the positive representations made by or about Charles Schwab and its business issued or adopted by the Company materially false and misleading.

14. Defendant Pottruck, because of his position of control and authority as an officers of the Company, was able to and did control the content of the various SEC filings, press releases and other public statements pertaining to the Company during the Class Period.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between January 1, 2001 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are the defendant, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which the defendant has or had a controlling interest.

16. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendant's wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendant has acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendant's acts as alleged herein;

(b) Whether Defendant breached his fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

21. Charles Schwab is engaged, through its subsidiaries, in securities brokerage and related financial services. The Company offers a broad range of products, services and advice offerings to address its clients' varying investment and financial needs. The Individual Investor segment includes the Company's domestic and international retail operations. The Institutional

Investor segment provides custodial, trading and support services to independent investment advisors, serves company 401(k) plan sponsors and third-party administrators and supports company stock option plans.

22. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendant violated his fiduciary duties to the Company's customers in return for substantial fees and other income for the Company and its affiliates.

23. The defendant's wrongful conduct involved "timing" and "late trading" of mutual funds.

24. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

25. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendant arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

26. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact,

the opposite was true: the Company sold the right to time funds to other hedge fund investors. The prospectuses were silent about these arrangements.

27. With respect to "late trading," mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell (the mutual fund industry refers to sales as "redemptions") its shares at the NAV with the public all day. Thus, the price of a mutual fund does not change during the course of the day. Orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing," which became law in 1968.

28. The forward pricing system is designed to assure a level playing field for investors. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes. Orders placed on or before 4:00 p.m. on a given day are filled at the NAV determined that day while orders placed after 4:00 p.m. are filled at the NAV calculated the next day. Thus, all investors have the same opportunity to assemble "pre-4:00 p.m. information" before they buy or sell. Under this system no investor is supposed to have the benefit of "post-4:00 information"prior to making an investment decision. The importance of this protection becomes clear when, for example, there is an event after 4:00 p.m. (like an unexpectedly positive corporate earnings announcement) that makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. Forward pricing ensures fairness in that those who bought the

fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in (1) higher prices for the stock held by the fund and therefore (2) a higher NAV for the fund.

29. An investor who has the ability to avoid forward pricing and buy at the prior NAV enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at the old, low NAV that does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" NAV.

30. The late trader's arbitrage profit comes dollar for dollar out of the mutual fund that the late trader buys because when the late trader redeems his shares and claims his profit, the mutual fund manager has either to sell stock or use cash on hand -- stock and cash that used to belong to the long-term investors -- to give the late trader his gain. As a result, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted to prevent this kind of abuse. <u>See</u> 17 C.F.R. § 270.22c-1(a).

31. As a result of the "timing" and "late trading" of mutual funds, special investors and defendant and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. The Company's profits came dollar-for-dollar out of their pockets.

32. On November 14, 2003, Charles Schwab disclosed in its quarterly report filed on Form 10-Q that it had uncovered evidence of improper mutual fund trading in both its supermarket of funds and its Excelsior Funds. More specifically, Charles Schwab stated:

> As with other major mutual fund companies in the United States and broker-dealers that distribute mutual fund shares, affiliates of the Company are responding to inquiries from federal and state regulators as part of an industry-wide review of mutual fund trading, distribution and servicing practices. These inquiries include examinations by the Securities and Exchange Commission of affiliates of CSC and USTC, and subpoenas issued to affiliates of USTC by the New York State Attorney General. The Company is cooperating with regulators and is conducting its own review of fund trading, distribution and servicing practices at or through Company affiliates. **Among other things, the Company is investigating circumstances in which a small number of parties were permitted to engage in short-term trading of U.S. Trust's Excelsior(R) Funds; and a limited number of instances at Schwab in which fund orders may have been entered or processed after the 4:00 p.m. E.S.T. closing time in a manner contrary to Schwab policies.** The Company's investigation is ongoing and the Company is taking steps to ensure compliance with its policies on market timing and late trading. (Emphasis added.)

33. In response to this shocking news, shares of Schwab fell 7.9 % or $1.06 per share, to close at $12.26 per share on November 14, 2003.

34. Additionally, on November 15, 2003, <u>The New York Times</u> reported that "institutional clients had profited from informal trading relationships, which allowed them to trade in and out of funds in its Excelsior fund family." Additionally, <u>The New York Times</u> reported: "A spokeswoman for U.S. Trust said yesterday that **such arrangements occurred with six to seven Excelsior funds and that there was no indication that U.S. Trust employees traded the funds for their own accounts.**" (Emphasis added.)

35. The actions of the defendant have harmed plaintiff and members of the class. In essence, the defendant's actions of allowing "market timing" and "late trading" to occur have caused plaintiff and members of the class's shares to be diluted in value.

36. Given that Charles Schwab and U.S. Trust allowed "market timing" and "late trading" of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that the Company had entered into unlawful agreements allowing special investors to "time" and "late trade" its trading of the Excelsior Funds shares; (b) that, pursuant to those agreements, special investors regularly "timed" and "late traded" the Excelsior Funds; (c) that, contrary to the representations in the Prospectuses, Charles Schwab and U.S. Trust only enforced their policy against frequent traders selectively; (d) that the Company regularly allowed the special investors to engage in trades that were disruptive to the efficient management of the Excelsior Funds and/or increased the Excelsior Funds' costs; thereby reducing the Excelsior Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the special investors benefitted financially at the expense of Excelsior Funds' investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

37. The market for Charles Schwab's publicly traded securities was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, Charles Schwab's publicly traded securities traded at artificially inflated prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired Charles Schwab publicly traded securities relying upon the integrity of the market price of Charles

Schwab's publicly traded securities and market information relating to Charles Schwab, and have been damaged thereby.

38. During the Class Period, defendant materially misled the investing public, thereby inflating the price of Charles Schwab's publicly traded securities, by publicly issuing false and misleading statements and omitting to disclose material facts necessary to make defendant's statements, as set forth herein, not false and misleading. Said statements and omissions were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about the Company, its business and operations, as alleged herein.

39. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class. As described herein, during the Class Period, defendant made or caused to be made a series of materially false or misleading statements about Charles Schwab's business, prospects and operations. These material misstatements and omissions had the cause and effect of creating in the market an unrealistically positive assessment of Charles Schwab and its business, prospects and operations, thus causing the Company's publicly traded securities to be overvalued and artificially inflated at all relevant times. Defendant's materially false and misleading statements during the Class Period resulted in plaintiff and other members of the Class purchasing the Company's publicly traded securities at artificially inflated prices, thus causing the damages complained of herein.

ADDITIONAL SCIENTER ALLEGATIONS

40. As alleged herein, defendant acted with scienter in that defendant knew that the public documents and statements issued or disseminated in the name of the Company were

materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendant, by virtue of his receipt of information reflecting the true facts regarding Charles Schwab, his control over, and/or receipt and/or modification of Charles Schwab's allegedly materially misleading misstatements and/or his associations with the Company which made him privy to confidential proprietary information concerning Charles Schwab, participated in the fraudulent scheme alleged herein.

41. Defendant knew and/or recklessly disregarded the falsity and misleading nature of the information which he caused to be disseminated to the investing public. The ongoing fraudulent scheme described in this complaint could not have been perpetrated over a substantial period of time, as has occurred, without the knowledge and complicity of the personnel at the highest level of the Company, including the Defendant.

Applicability Of Presumption Of Reliance:
Fraud-On-The-Market Doctrine

42. At all relevant times, the market for Charles Schwab's publicly traded securities was an efficient market for the following reasons, among others:

(a) Charles Schwab's stock met the requirements for listing, and was listed and actively traded on the NYSE, a highly efficient and automated market;

(b) As a regulated issuer, Charles Schwab filed periodic public reports with the SEC and the NYSE;

(c) Charles Schwab regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) Charles Schwab was followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

43. As a result of the foregoing, the market for Charles Schwab's publicly traded securities promptly digested current information regarding Charles Schwab from all publicly available sources and reflected such information in Charles Schwab's stock price. Under these circumstances, all purchasers of Charles Schwab's publicly traded securities during the Class Period suffered similar injury through their purchase of Charles Schwab's publicly traded securities at artificially inflated prices and a presumption of reliance applies.

NO SAFE HARBOR

44. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendant is

liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the defendant knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of Charles Schwab who knew that those statements were false when made.

FIRST CLAIM
Violation Of Section 10(b) Of
The Exchange Act And Rule 10b-5
Promulgated Thereunder Against Defendant

45. Plaintiff repeats and reiterates the allegations set forth above as though fully set forth herein.

46. During the Class Period, Charles Schwab and the Defendant carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did: a) deceive the investing public, including plaintiff and other Class members, as alleged herein; b) artificially inflate and maintain the market price of Charles Schwab's publicly traded securities; and c) cause plaintiff and other members of the Class to purchase Charles Schwab's publicly traded securities at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, Charles Schwab and defendant Pottruck took the actions set forth herein.

47. The defendant: a) employed devices, schemes, and artifices to defraud; b) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and c) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Company's securities in an effort to maintain artificially high market prices for Charles Schwab's securities in violation of Section 10(b) of the

Exchange Act and Rule 10b-5. The defendant is sued as primary participant in the wrongful and illegal conduct charged herein and as controlling persons of Charles Schwab, as alleged below.

48. In addition to the duties of full disclosure imposed on defendant as a result of his making of affirmative statements and reports, or participation in the making of affirmative statements and reports to the investing public, he had a duty to promptly disseminate truthful information that would be material to investors in compliance with the integrated disclosure provisions of the SEC as embodied in SEC Regulation S-X (17 C.F.R. § 210.01 et seq.) and S-K (17 C.F.R. § 229.10 et seq.) and other SEC regulations, including accurate and truthful information with respect to the Company's operations, financial condition and performance so that the market prices of the Company's publicly traded securities would be based on truthful, complete and accurate information.

49. Charles Schwab and defendant Pottruck, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the business, business practices, performance, operations and future prospects of Charles Schwab as specified herein.

50. The defendant employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of Charles Schwab's value and performance and continued substantial growth, which included the making of, or the participation in the making of, untrue statements of material facts and omitting to state material facts necessary in order to make the statements made about Charles Schwab and its business operations and future

prospects in the light of the circumstances under which they were made, not misleading, as set forth more particularly herein, and engaged in transactions, practices and a course of business which operated as a fraud and deceit upon the purchasers of Charles Schwab's securities during the Class Period.

51. Defendant Pottruck's primary liability, and controlling person liability, arises from the following facts: a) defendant Pottruck was a high-level executive and/or director at the Company during the Class Period; b) defendant Pottruck, by virtue of his responsibilities and activities as a senior executive officer of the Company, was privy to and participated in the creation, development and reporting of the Company's internal budgets, plans, projections and/or reports; c) defendant Pottruck had access to the members of the Company's management team, internal reports, and other data and information about the Company's financial condition and performance at all relevant times; and d) defendant Pottruck was aware of the Company's dissemination of information to the investing public which they knew or recklessly disregarded was materially false and misleading.

52. Defendant had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendant's material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing Charles Schwab's operating condition, business practices and future business prospects from the investing public and supporting the artificially inflated price of its securities. As demonstrated by defendant's overstatements and misstatements of the Company's financial condition and performance throughout the Class Period, defendant Pottruck, if he did not have actual knowledge of the misrepresentations and omissions alleged, was reckless in failing to obtain such

knowledge by deliberately refraining from taking those steps necessary to discover whether those statements were false or misleading.

53. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Charles Schwab's securities were artificially inflated during the Class Period. In ignorance of the fact that market prices of Charles Schwab's publicly traded securities were artificially inflated, and relying directly or indirectly on the false and misleading statements made by defendant, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendant but not disclosed in public statements by defendant during the Class Period, plaintiff and the other members of the Class acquired Charles Schwab securities during the Class Period at artificially high prices and were damaged thereby.

54. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the true performance, business practices, future prospects and intrinsic value of Charles Schwab, which were not disclosed by defendant, plaintiff and other members of the Class would not have purchased or otherwise acquired their Charles Schwab publicly traded securities during the Class Period, or, if they had acquired such securities during the Class Period, they would not have done so at the artificially inflated prices which they paid.

55. By virtue of the foregoing, defendant Pottruck has violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

56. As a direct and proximate result of defendant's wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Company's securities during the Class Period.

SECOND CLAIM
Violation Of Section 20(a) Of The Exchange Act Against Defendant Pottruck

57. Plaintiff repeats and reiterates the allegations as set forth above as if set forth fully herein. This claim is asserted against defendant Pottruck.

58. Defendant Pottruck acted as a controlling person of Charles Schwab within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of his high-level position with the Company, participation in and/or awareness of the Company's operations and/or intimate knowledge of the Company's actual performance, defendant Pottruck had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Defendant Pottruck was provided with or had unlimited access to copies of the Company's reports, press releases, public filings and other statements alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

59. In addition, defendant Pottruck had direct involvement in the day-to-day operations of the Company and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

60. As set forth above, defendant Pottruck violated Section 10(b) and Rule 10b-5 by his acts and omissions as alleged in this Complaint. By virtue of his controlling position, defendant Pottruck is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendant's wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period.

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action, designating plaintiff as Lead Plaintiff and certifying plaintiff as a class representative under Rule 23 of the Federal Rules of Civil Procedure and plaintiff's counsel as Lead Counsel;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against defendant, for all damages sustained as a result of defendant's wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(d) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 7, 2004

SCHATZ & NOBEL, P.C.

By: ___________________________
Andrew M. Schatz, Esquire (ct00603)
Jeffrey S. Nobel, Esquire (ct04855)
Nancy A. Kulesa, Esquire (ct25384)
330 Main Street
Hartford, CT 06106
(800) 797-5499

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman
David Rosenfeld
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

Attorneys for Plaintiff